Filed by FirstSun Capital Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstSun Capital Bancorp

Commission File No.: 001-42175

Date: October 27, 2025

Sent on Behalf of Neal Arnold and Mollie Carter

Dear Associates,

Today, we have an exciting announcement. FirstSun Capital Bancorp has entered into an agreement with First Foundation Inc. (“First Foundation”) (NYSE: FFWM), an Irvine, California based financial services company with two wholly-owned operating subsidiaries, First Foundation Advisors and First Foundation Bank.

Under the terms of the agreement, First Foundation and First Foundation Bank will merge with and into FirstSun and Sunflower Bank, N.A., respectively, in an all-stock transaction. Upon closing of the transaction, the FirstSun and Sunflower Bank names and brands will be used for our holding company and bank entity, respectively.

By coming together with First Foundation, Sunflower Bank will be a premier bank with $17 billion in total assets operating in the nation’s best growth markets. Our expanded footprint will include First Foundation’s strong presence in Southern California, which complements the great work we are already accomplishing in the region.

On a pro forma basis, our combined company is expected to deliver compelling operating and return metrics in 2027 with cost savings on a fully-phased in basis. We believe merging with First Foundation fits well with our strategic objectives to enhance value for our clients, our employees, and our stockholders over time.

The strategic benefits of the transaction include:

•	A combination that creates a powerful and differentiated banking franchise
•	An opportunity to further build on our sustainable growth model
•	The ability to deploy our proven deposit and C&I-focused growth strategy at a greater scale
•	Top-tier projected pro forma profitability with a high level of diversity of fee income revenue
•	A significant acceleration of our current expansion strategy in Southern California, across a branch network totaling 18 locations
•	Material upside relative to current company valuations

We’re enthusiastic about the synergies created through this merger, and the opportunities it provides to enhance our performance and capabilities. At the same time, we understand that it introduces a certain level of uncertainty.

We, Neal and Mollie, will continue in our current roles leading FirstSun and Sunflower Bank. Tom Shafer, who currently serves as CEO of First Foundation, will serve as Vice Chairman of the combined company following the merger. Rob Cafera will continue as Chief Financial Officer of FirstSun and Sunflower Bank. Additional appointments will be announced in the coming weeks and months. We have attached frequently asked questions (FAQs) providing answers to questions we expect you may have regarding the effects of this merger.

The transaction is not expected to close until early Q2 2026, due to the standard regulatory and stockholder approval processes. Until then, FirstSun and First Foundation will continue to operate as separate, independent companies. We will, however, begin work on the integration of the two organizations at once. The   integration process is critical to our merger’s success and will be spearheaded by a thoughtfully composed team with a clear, efficient plan.

Throughout the merger and integration, our number one focus must remain on our clients. While the combination is exciting, our ability to deliver a superior client experience is our greatest strength.

As there is a lot of work ahead of us and announcements like this carry significant legal and regulatory considerations, we ask for your understanding that answers to every question may not be available immediately. If you have or receive questions:

•	Talking points for clients and internal FAQs are available on Insight: INSERT LINK
•	All media inquiries should be directed to Jeanne Lipson, Director of Marketing, at jeanne.lipson@sunflowerbank.com
•	If you have other general questions not covered in the FAQs, please send them to human.resources@sunflowerbank.com. HR will compile general questions and continue to update any FAQs on Insight.

Thank you for your dedication to creating possibility every day, we have so much to be proud of as we grow our special bank. We look forward to continuing this journey with you.

Sincerely,

Neal and Mollie

Cautionary Note Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, “forward-looking statements” within the meaning, and subject to the protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook, benefits and expectations of FirstSun and First Foundation with respect to the proposed merger, including future financial and operating results (including the anticipated impact of the proposed merger on the combined company’s respective earnings and tangible book value), and the expected timing of the closing of the merger. These statements reflect management’s current expectations and are not guarantees of future performance. Words such as “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);
•	the failure of First Foundation or FirstSun to obtain the required stockholder approval, or the failure of either party to satisfy any of the other closing conditions on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the proposed transaction, including the re-positioning strategy, will not be completed as planned, including the anticipated benefits of the proposed transaction, including the re-positioning strategy;
•	changes in global financial markets and economies and general market conditions, such as interest rates, foreign exchange rates, or stock, commodity, credit or asset valuations or volatility;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
•	the outcome of any legal proceedings that may be instituted against FirstSun or First Foundation;
•	the risk that the cost savings and synergies expected from the proposed transaction may not be realized or may take longer than anticipated to be realized;
•	the risk that integration of FirstSun’s and First Foundation’s respective businesses may be materially delayed or more costly or difficult than expected, including as a result of unexpected factors or events;
•	changes to tax legislation and their potential effects on the accounting for the merger;
•	the possibility of dilution to existing stockholders resulting from the issuance of additional shares in connection with the proposed transaction;
•	the possibility that the combined company may be subject to additional regulatory requirements as a result of the merger or expansion of its business operations; and
•	other factors that may affect future results of FirstSun or First Foundation including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun), “Forward-Looking Statements” (in the case of First Foundation), and “Risk Factors” in FirstSun’s and First Foundation’s Annual Reports on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000008/fcb-20241231.htm and https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000155837025003129/ffwm-20241231x10k.htm, respectively), and other documents subsequently filed by FirstSun and First Foundation with the Securities and Exchange Commission (the “SEC”). FirstSun and First Foundation disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed transaction between FirstSun and First Foundation. In connection with the proposed transaction, FirstSun will file a registration statement on Form S-4 with the SEC to register FirstSun’s shares that will be issued to First Foundation’s stockholders in connection with the merger. The registration statement will include a joint proxy statement of FirstSun and First Foundation and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. When available, the joint proxy statement/prospectus will be sent to stockholders of FirstSun and First Foundation in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRSTSUN, FIRST FOUNDATION, THE TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by FirstSun or First Foundation may be obtained at the SEC’s Internet site at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/overview/default.aspx under the Financials tab and then under the SEC Filings option, and (ii) First Foundation on its website at https://investor.ff-inc.com/investor-home/default.aspx under the Financials tab and then under the SEC Filings option.

Participants in the Solicitation

FirstSun, First Foundation and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from stockholders of FirstSun or First Foundation in connection with the proposed transaction. Information regarding the directors and executive officers of FirstSun and First Foundation and other persons who may be deemed participants in the solicitation of the stockholders of FirstSun or First Foundation in connection with the proposed transaction will be included in the joint proxy statement/prospectus, which will be filed by FirstSun with the SEC. Information about the directors and officers of FirstSun and their ownership of FirstSun common stock can be found in FirstSun’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Director Experience”, “Biographical Information for Executive Officers”, “Certain Relationships and Related Party Transactions”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation”, and “Compensation of Directors for Fiscal Year 2024”, as filed with the SEC on March 21, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000020/fcb-20250321.htm, and other documents subsequently filed by FirstSun with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1709442&owner=exclude. Information about the directors and officers of First Foundation and their ownership of First Foundation common stock can be found in First Foundation’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Election of Directors (Proposal No. 1)”, “Advisory Vote on the Compensation of the Company’s Named Executive Officers (Proposal No. 4)”, “Compensation Committee Report”, and “Certain Relationships and Related Party Transactions” as filed with the SEC on April 17, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000110465925036041/tm252563-3_def14a.htm, and other documents subsequently filed by First Foundation with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1413837&owner=exclude. Additional information regarding the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.